Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Ungava Mines Inc. Announces Litigation Settlement

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           Issued and Outstanding
           94,584,610 Common Shares
           >>

           TORONTO, May 5 /CNW/ - Ungava Mines Inc. (OTCBB:UGVMF) (the "Company") is
pleased to announce that litigation in Quebec against four individuals who were sued by the Company's parent, Nearctic Nickel Mines Inc., in respect of a trespass onto the Company's property in 1998, has been settled on terms agreeable to the Company.
           The Company is also pleased to announce that it has retained counsel to respond to the Sheppard Arbitration Decision of April 1, 2009 and matters arising therefrom.

           Caution Concerning Forward-Looking Statements

           The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.

           %CIK: 0001041019

           /For further information: Paul Vorvis, President, Ungava Mines Inc.,
Telephone No: (647) 345-6394/
           (UGVMF)

CO:  Ungava Mines Inc.

CNW 16:57e 05-MAY-09